FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            MATRIXX INITIATIVES, INC.
               (Exact name of registrant as specified in charter)


           Delaware                                       87-0482806
  (State of incorporation or                   (I.R.S. Employer Identification
         organization)                                     Number)


    2375 E. Camelback Road
          Suite 500
       Phoenix, Arizona                                     85016
(Address of principal executive                           (Zip code)
           offices)

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c)(1), please check the following box. [X]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class to be so        Name of each exchange on which each
             registered                      class to be so registered
   -------------------------------      -----------------------------------
   Preferred Stock Purchase Rights             Nasdaq National Market

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

                                     ITEM 1.

             DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Effective as of July 12, 2002, the Board of Directors of Matrixx Initiatives, Inc. (formerly Gum Tech International, Inc.) (the "Company") adopted a Rights Agreement (the "Rights Agreement") and authorized and declared a dividend of one Right (as hereinafter defined) for each outstanding share of common stock, $.001 par value per share of the Company (the "Common Shares"). The dividend is payable on July 22, 2002 to the shareholders of record on that date (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights. Except as set forth below, each Right entitles the registered holder to purchase from the Company, at any time after the Distribution Date one-one thousandth of a share of the Company's Series A Junior Participating Preferred Stock (a "Right") at a price per share of $50.79, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are as set forth in the Rights Agreement.

     Initially the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) 10 days after the public announcement of a person or group of affiliated or associated persons having acquired beneficial ownership of 15% of more of the outstanding Common Shares (such person or group being hereinafter referred to as an "Acquiring Person"); or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 22, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

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
     In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to acquire a Common Share for a purchase price equal to 50% of the then current market price. Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

     In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holder having a Flip-Over Right subsequent to a transaction resulting in a holder having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder's Flip-In Rights have not been exercised.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of Common Shares,
(ii) upon the grant to holders of Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of Common Shares, or (iii) upon the distribution to holders of Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

     No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the time a person becomes an Acquiring Person, the board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of Common Shares representing 50% or more of the then outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights which have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     All of the provisions of the Rights Agreement may be amended prior to the Distribution Date by the Board of Directors of the Company for any reason it deems appropriate. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The form of Rights Agreement between the Company and Corporate Stock Transfer, Inc. (as Rights Agent) specifying the terms of the rights, which includes as Exhibit A the form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C a Summary of Rights, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

                                     ITEM 2.

                                    EXHIBITS

     No. 1: Form of Rights Agreement dated as of July 22, 2002, between Matrixx Initiatives, Inc. and Corporate Stock Transfer, Inc. which includes as Exhibit A the form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C a Summary of Rights. Pursuant to the Rights Agreement, Right Certificates will not be mailed until the earliest to occur of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2002

                                        MATRIXX INITIATIVES, INC.


                                        By: /s/ William J. Hemelt
                                            ----------------------------------
                                            Name:  William J. Hemelt
                                            Title: Executive Vice President,
                                                   Chief Financial Officer,
                                                   Treasurer and Secretary